Exhibit (c)(14) --CONFIDENTIAL --Special Committee Discussion Materials Project Venus June 12, 2017

--CONFIDENTIAL --Disclaimer (Centerview Partners) This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Special Committee of the Board of Directors of HSN, Inc. (“Hero” or the “Company”) in connection with its evaluation of a proposed transaction involving the Company and for no other purpose. The information contained herein is based upon information supplied by Hero and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by the Company. Centerview has relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or any other entity, or concerning the solvency or fair value of the Company or any other entity. With respect to financial forecasts, including with respect to estimates of potential synergies, Centerview has assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to its financial performances, and at your direction Centerview has relied upon such forecasts, as provided by the Company’s management, with respect to the Company, including as to expected synergies. Centerview assumes no responsibility for and expresses no view as to such forecasts or the assumptions on which they are based. The information set forth herein is based upon economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof, unless indicated otherwise and Centerview assumes no obligation to update or otherwise revise these materials. The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description. In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered. Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of the Company. These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview. These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of the Company or any other person. Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice. These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview. 1

--CONFIDENTIAL --Disclaimer (Goldman Sachs) These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the Special Committee of the Board of Directors (the "Special Committee") of Hero (the "Company") in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. Notwithstanding anything in this Confidential Information to the contrary, the Company may disclose to any person the US federal income and state income tax treatment and tax structure of any transaction described herein and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Company relating to such tax treatment and tax structure, without Goldman Sachs imposing any limitation of any kind. The Confidential Information has been prepared by the Investment Banking Division of Goldman Sachs and is not a product of its research department. Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. 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The Confidential Information has been prepared based on historical financial information, forecasts and other information obtained by Goldman Sachs from publicly available sources, the management of the Company or other sources (approved for our use by the Company in the case of information from management and non-public information). In preparing the Confidential Information, Goldman Sachs has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and Goldman Sachs does not assume any liability for any such information. Goldman Sachs does not provide accounting, tax, legal or regulatory advice. 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Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses, and Goldman Sachs does not assume responsibility if future results are materially different from those forecast. The Confidential Information does not address the underlying business decision of the Company to engage in any transaction, or the relative merits of any transaction or strategic alternative referred to herein as compared to any other transaction or alternative that may be available to the Company. The Confidential Information is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of such Confidential Information and Goldman Sachs assumes no responsibility for updating or revising the Confidential Information based on circumstances, developments or events occurring after such date. The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Special Committee, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand. 2

--CONFIDENTIAL --Overview of 2017 Outlook “Current” Scenario Net Sales of $3,515mm (down 1.5% vs. year ago and 3.3% vs. budget) EBITDA of $283mm (down $16mm vs. year ago and $20mm vs. budget) Overall assumptions consistent with the 2017 business outlook presented to the Board on May 24th with a few updates Updated for the latest 2Q outlook shared with Queen and Lion last week —Cornerstone EBITDA up $5mm for 2017, reflecting recent momentum —Includes $5mm of in-process opex cost savings This scenario assumes Hero gets to positive sales (+0.5% vs. year ago) on the HSN segment in the second half —Represents a trend change of more than +500bps vs. the first half “Trend” Scenario Net Sales of $3,450mm (down 3.3% vs. year ago and 5.1% vs. budget) EBITDA of $254mm (down $45mm vs. year ago and $49mm vs. budget) First half of 2017 the same as the “Current” scenario – consistent with the outlook shared with Queen and Lion last week Cornerstone EBITDA up $5mm for 2017and $5mm of opex cost savings delivered —Same assumptions as the “Current” scenario Second half net sales trend in HSN segment updated to reflect the same trend as in first half (down 4.4% vs. 2Q trend of down 5.7%) 3 Source: Hero Management.

--CONFIDENTIAL --2017 Outlook – Key Figures versus Plan and 2016A “Current” Scenario “Trend” Scenario "Current" vs. 17P vs. 16A "Trend" vs. 17P vs. 16A Cornerstone 1,085 (0.3%) (0.9%) Cornerstone 1,085 (0.3%) (0.9%) Cornerstone 48 11.7% 19.6% Cornerstone 48 11.7% 19.6% % Margin 8.1% (29 bps) (32 bps) % Margin 7.4% (98 bps) (101 bps) 4 Source: Hero Management. Adj. EPS $2.04 (20.6%) (22.2%) Adj. EPS $2.37 (7.5%) (9.3%) EBITDA $254 (16.3%) (15.0%) EBITDA $283 (6.7%) (5.3%) HSN $206 (20.9%) (20.4%) HSN $235 (9.7%) (9.1%) Net Sales $3,450 (5.1%) (3.3%) Net Sales $3,515 (3.3%) (1.5%) HSN $2,366 (7.2%) (4.4%) HSN $2,432 (4.6%) (1.7%)

-- CONFIDENTIAL --

FY'17E Current Forecast and Trend versus Consensus

- If Hero achieves **"Current"** scenario, it will perform approximately **in-line with consensus** for 2017
- If Hero achieves **"Trend"** scenario, it will be **below consensus** for 2017, missing net sales by ~2% and EBITDA by ~11%

			"Current" vs. Consensus			"Trend" vs. Consensus	
	Consensus[(1)]	"Current"	$ Fav. / (Unfav.)	% Fav. / (Unfav.)	"Trend"	$ Fav. / (Unfav.)	% Fav. / (Unfav.)
HSN	$2,455	$2,432	($23)	(0.9%)	$2,366	($89)	(3.6%)
Cornerstone	1,064	1,085	20	1.9%	1,085	20	1.9%
Net Sales	**$3,520**	**$3,515**	($4)	(0.1%)	**$3,450**	($70)	(2.0%)
% YoY Growth	*(1.3%)*	*(1.5%)*		(12 bps)	*(3.3%)*		(196 bps)
HSN	$251	$235	($16)	(6.3%)	$206	($45)	(17.9%)
Cornerstone	35	48	13	37.7%	48	13	37.7%
Adj. EBITDA	**$286**	**$283**	($3)	(0.9%)	**$254**	($32)	(11.1%)
% of Revenue	*8.1%*	*8.1%*		(6 bps)	*7.4%*		(75 bps)
% YoY Growth	*(4.4%)*	*(5.3%)*		(87 bps)	*(15.0%)*		(1,060 bps)

Source: Hero Management and Factset as of June 9, 2017.
Note: Dollars in millions. Adjusted EBITDA is before deduction of stock based compensation expense.
(1) Hero consensus revenue based on Factset consensus. Consensus consolidated Adj. EBITDA based on average estimates of BAML, Craig Hallum, FBR, Maxim, UBS and Wunderlich. Segment Adj. EBITDA figures based on percentage allocation of EBITDA based on average of select Wall Street research reports where segment estimates are provided.

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Goldman Sachs
CENTERVIEW PARTNERS

--CONFIDENTIAL --Illustrative Value Implications of Near-term EBITDA Performance Represents illustrative share price if market took a different view of 2017E EBITDA Illustrative Share Price Based on current EV/ ‘17E Adj. EBITDA multiple of 7.7x 2017E Adjusted EBITDA Scenarios Multiple Expansion / Contraction (1.0x) – 1.0x $304 Plan $29.13 (9.7%) $34.79 +7.9% $40.43 +25.4% Percentages reflect versus current share price $283 "Current" Forecast 26.59 (17.6%) 31.87 (1.2%) 37.16 +15.2% 6 Source: Hero Management and Factset as of June 9, 2017. Note:Dollars in millions. Adjusted EBITDA is before deduction of stock based compensation expense. Consensus consolidated Adj. EBITDA based on average estimates of BAML, Craig Hallum, FBR, Maxim, UBS and Wunderlich. $254 22.94 27.69 32.43 "Trend" Forecast (28.9%) (14.2%) +0.6% $286 26.92 32.25 37.58 Consensus (16.5%) 0.0% +16.5%

--CONFIDENTIAL --Preliminary Perspectives on 2018 Office of the CEO currently in the process of developing cost-cutting initiatives to protect margin and reinvest in marketing and merchandising Beginning work with 3rd-parties on identifying strategy and scope of more aggressive cost restructuring and business transformation —Reviewing brand positioning and messaging to retool customer acquisition strategy —Investments in digital, social and distributed commerce —Merchandising transformation led by new Chief Merchandising Officer —Major cost takeout to fund transformation and reinvestment Plan initiatives not expected to have a material impact on sales performance until 2019 —Revenue growth may be below Plan estimate of 4.1% given current and expected trends —Cornerstone on track but HSN seeing pressure EBITDA margin may be ~flat to down vs. 2017 —Potential for slight margin degradation due to current trends —$25mm - $30mm opex investment to support revenue initiatives —Cost-cutting initiatives likely to partially / meaningfully offset above 7 Source: Hero Management.